Exhibit 21.1

Subsidiaries of Talkspace, Inc.

As of December 31, 2025

Legal Name	Jurisdiction of Incorporation
Talkspace LLC	Delaware
Teenspace LLC	Delaware
Sentia AI LLC	Delaware
Groop Internet Platform Israel LTD	Israel